SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Telenav, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

879455103
(CUSIP Number)

Brett Hendrickson

2305 Cedar Springs Rd., Suite 420

Dallas, TX 75201

(972) 590-4100

with a copy to:

Aneliya Crawford, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 22, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879455103	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Nokomis Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,495,750
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,495,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,495,750
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 879455103	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Brett Hendrickson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,495,750
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,495,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,495,750
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 879455103	SCHEDULE 13D/A	Page 4 of 6 Pages

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On August 22, 2017, Nokomis Master submitted to the Issuer a notice (the “Notice”) of its intention to nominate Kenneth M. Young for election to the Issuer's Board of Directors at the 2017 annual meeting of stockholders of the Issuer (the "2017 Annual Meeting").

On August 24, 2017, the Reporting Persons and certain of their affiliates entered into an agreement (the "Agreement") with the Issuer with respect to respect to the appointment of a director to the Board. Pursuant to the Agreement, Joseph M. Zaelit will retire from the Issuer's Board of Directors upon the earlier to occur of (a) the time immediately prior to the appointment of a new independent director (the “New Director”), (b) the end of the 2017 Annual Meeting, and (c) 11:59 p.m., Pacific time, on November 17, 2017. The Issuer and Nokomis will also search for a mutually acceptable additional independent director to be appointed as a Class III director and, to the extent that such independent director is not identified by the earlier of (A) the 2017 Annual Meeting and (B) 11:59 p.m., Pacific time, on November 17, 2017, at Nokomis’ written request, Mr. Hendrickson will be appointed as a Class III director until such time as an independent director is identified and agreed upon. The Issuer also agreed that, during the Restricted Period (as defined below), the Board shall not exceed seven members and the Issuer shall not take any action to reconstitute or reconfigure the classes in which the directors serve without the consent of Nokomis. In connection with the Agreement, Nokomis withdrew the Notice.

Pursuant to the Agreement, Nokomis is subject to certain standstill restrictions during the period from the date of the Agreement until 11:59 PM, Pacific Time, on the day that is 15 days prior to the deadline for stockholder nominations of directors for election at the 2018 annual meeting of stockholders (the “2018 Annual Meeting”) (such period, the "Restricted Period"); provided, however, that if the Issuer agrees to nominate the New Director at the Issuer’s 2018 Annual Meeting, the Restricted Period will be extended until 11:59 PM Pacific Time on the day that is 15 days prior to the deadline for stockholder nominations of directors for election at the 2019 annual meeting of stockholders and (b) if at any time the Reporting Persons and their affiliates cease to own at least five percent of the outstanding Shares, then the Restricted Period will immediately terminate. During the Restricted Period, Nokomis is subject to customary standstill and voting commitments. During the Restricted Period, Nokomis has agreed to vote all voting securities which it is entitled to vote in accordance with the recommendation of the Board at any annual or special meeting.

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 3 hereto and is incorporated herein by reference.

CUSIP No. 879455103	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On August 24, 2017, the Reporting Persons and the Issuer entered into the Agreement as defined and described in Item 4 above and attached as Exhibit 3 hereto.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following: 3 Agreement, dated August 24, 2017.

CUSIP No. 879455103	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 24, 2017

Nokomis Capital, l.l.c. /s/ Brett Hendrickson
Name: Brett Hendrickson Title: Manager

Brett hendrickson /s/ Brett Hendrickson
Name: Brett Hendrickson